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                              October 25, 2023

       William Lim
       Chief Executive Officer
       Trident Digital Tech Holdings Ltd.
       Suntec Tower 3
       8 Temasek Boulevard Road, #24-03
       Singapore, 038988

                                                        Re: Trident Digital
Tech Holdings Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed October 19,
2023
                                                            File No. 333-274857

       Dear William Lim:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 3, 2023 letter.

       Amendment No.1 to Registration Statement on Form F-1

       Dilution, page 40

   1. It appears your presentation of net tangible book value of $5.46M is inconsistent with the actual net tangible
book value of ($3.23)M at June 30, 2023. Please revise your dilution table to present net
tangible book value and net tangible book value per share, including shares outstanding for
the actual balance at June 30, 2023, actual as adjusted balance and the pro forma as
adjusted balance.
       General

   2. We note your response to prior comment 2 and your revised disclosure. Where you discuss your status as
a controlled company, please state, if true, that Mr. Lim will have the ability to
determine all matters requiring approval by stockholders, and
 William Lim
Trident Digital Tech Holdings Ltd.
October 25, 2023
Page 2
      clarify whether, in the event you were to lose your controlled company status, you could still rely on applicable NYSE or Nasdaq rules permitting foreign private issuers to follow their home country requirements concerning corporate governance issues, including specifically whether a majority of the board of directors must be independent.
       Please contact Stephen Kim at 202-551-3291 or Angela Lumley at 202-551-3398 if you
have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Dietrich King at 202-551-8071 with any other questions.



                                                           Sincerely,
FirstName LastNameWilliam Lim
                                                           Division of
Corporation Finance
Comapany NameTrident Digital Tech Holdings Ltd.
                                                           Office of Trade &
Services
October 25, 2023 Page 2
cc:       Stephanie Tang
FirstName LastName